EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Motion to Join as Party to Liquidation Proceeding

Further to the Company’s immediate report of December 20, 2017 regarding a motion filed by banking corporations for the liquidation of Eurocom Communications Ltd. (“Eurocom Communications”) and for temporary relief for the appointment of functionaries/observers to accompany Eurocom Communications in examining the asset realization and debt service processes, a supplementary report is hereby provided that on December 24, 2017, the Company filed a motion to join as a party to the proceeding, since the Company is a material creditor of Eurocom Communications, in the amount of NIS 119 million.

The aforementioned amount is an amount that the Company paid to Eurocom D.B.S Ltd. (“Eurocom DBS”) as a conditional advance payment pursuant to the agreement for the acquisition of Eurocom DBS shares in the Company’s subsidiary, D.B.S Satellite Services (1998) Ltd., repayment of which was demanded together with interest as prescribed in the agreement, since, according to data in the Company’s possession, it is not clear that the objectives entitling Eurocom DBS to the aforementioned amount will be achieved, in a manner that requires the repayment of all or the decisive majority of the amount, taking into consideration the fact that the appointed date for evaluating the achievement of such objectives is at the end of this year.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.